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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: April 30, 1997
--------                                            Estimated average burden
                                                    hours per response .... 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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1. Name and Address of Reporting Person* 2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    Invacare Corporation                    Statement                     Trading Symbol                      of Original
---------------------------------------     (Month/Day/Year)            Suburban Ostomy Supply Co., Inc.     (Month/Day/Year)
    (Last)     (First)     (Middle)          12/17/97                   (SOSC)
                                                                       ------------------------------------
        One Invacare Way                 ----------------------------  5. Relationship of Reporting        7. Individual or Joint/
---------------------------------------  3. IRS or Social Security          Person to Issuer                  Group Filing
            (Street)                        Number of Reporting           (Check all applicable)            (Check all applicable)
                                            Person (Voluntary)                           X
                                                                       ----- Director   -----   10% Owner       Form filed by One
Elyria           Ohio         44036                                    ----- Officer    -----   Other      ---  Reporting Person
-------------------------------------    ----------------------------  (give title below)       (specify    X   Form filed by
     (City)      (State)      (Zip)                                                              below)    ---  More than One
                                                                             ---------------------------        Reporting Person
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                                                          TABLE I-- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. Title of Security                        2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
   (Instr. 4)                                  Beneficially Owned              Direct (D) or              Beneficial
                                               (Instr. 4)                      Indirect (I)               Ownership (Instr. 4)
                                                                               (Instr. 5)
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No securities owned (1)
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*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (3/91)
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
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Explanation of Responses:

(1) Pursuant to an Agreement and Plan of Merger dated as of December 17, 1997, by and among the reporting persons and Suburban
Ostomy Supply Co., Inc. (the "Company") the reporting persons entered into a Stockholders Agreement with certain stockholders of the Company dated December 17, 1997 whereby Invacare Corporation and certain officers of Invacare Corporation were granted a limited proxy with respect to approximately 45% of the shares of the Company and such stockholders agreed to tender their shares of common stock of the Company in the tender offer commenced by the reporting persons on December 22, 1997. Reference is made to the Schedule
13D filed by the reporting persons on December 22, 1997. The reporting persons have no pecuniary interest in the shares subject to the Stockholders Agreement.

                                                                                     /s/ Thomas R. Miklich
**Intentional misstatements or omissions of facts constitute Criminal Federal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date
                                                                                       Thomas R. Miklich,                 12/23/97
                                                                                       Chief Financial Officer
Note: File three copies of this form, one of which must be manually signed.                                           Page 2
  If space provided is insufficient, See Instruction 6 for procedure.
                          (Print or Type Response)


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Name: Inva Acquisition Corp.

Address: One Invacare Way
         Elyria, Ohio 44036

Designated Filer:   Invacare Corporation

Issuer & Ticker Symbol: Suburban Ostomy Supply Co., Inc.

Date of Event
     Requiring Statement: 12/17/97

Signature: /s/ Thomas R. Miklich
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           Thomas R. Miklich, Treasurer